

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 434-4661

Peter A. Inverso
President and Chief Executive Officer
2300 Route 33
Robbinsville, NJ 08691

> **Re: Roma Financial Corporation**
> **Amended Registration Statement on Form S-1**
> **Filed April 19, 2006**
> **File No. 333-132415**

Dear Mr. Inverso

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary, page 1</u>

<u>How We Determined The Offering– page 6</u>

1. In response to prior comment 9, you suggest that the board has no role in pricing of the stock issuance. Nonetheless, the board must have considered the discount of the offering price compared to the peer group. Disclose how the board considered the discount. Advise the staff of any fiduciary duties the board may have related to pricing the offering or not undervaluing Roma's stock. We may have further comment.

Our Policy Regarding Dividends, page 11

2.   We note you decline to state the dollar amount available for the payment of dividends in response to prior comment 10. We continue to believe that disclosure of the amount is appropriate.

3.   If you have a preliminary dividend policy or have any plans or understandings for the payment of dividends, please disclose.

Pro Forma Data, page 24

4.   We note your response to comment 16 in our letter dated April 10, 2006. Please file your supporting calculations as an attachment in Edgar in your next amendment. Please provide your supporting calculations for the pro forma stock option adjustment for all scenarios on the table on page 24.

Financial Statements, page F-2

5.   We note your response to comment 21 in our letter dated April 10, 2006. However, we do not note any footnote addressing the $22 million in interest-bearing deposits in other banks as of December 31, 2005. Therefore, please include a footnote quantifying the total amount of uninsured deposits for the periods presented and separately discuss and quantify any significant concentrations of deposits in one or more financial institutions, if applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,



William Friar
Senior Financial Analyst
Financial Services Group

cc: Samuel J. Malizia
Tiffany A. Hasselman
901 New York Ave, N.W., Suite 210 East
Washington, D.C. 20001